Confidential 15 September 2023 Professor Silviu Itescu Managing Director & Chief Executive Officer Mesoblast Ltd By email: [*] RE: Amendment to employment agreement - remuneration Dear Silviu: I refer to: (i) your employment agreement dated 8 August 2014 (“Agreement”) as Managing Director and Chief Executive Officer of Mesoblast Limited (“Company”); and (ii) the resolution of the Board on 28 August 2023 regarding the payment of your remuneration (“Resolution”). In accordance with the Resolution, with effect from 1 September 2023: 1. for the period 1 September 2023 to 31 August 2024 (“Salary Reduction Period”), clause 8.2 (Base Salary) of the Agreement is amended with the effect that your Base Salary will be $707,000 per annum (“Reduced Salary”), being an amount equal to 30% less than your Base Salary applying immediately before 1 September 2023 (exclusive of superannuation) (“Original Base Salary”); 2. the hours of work under clause 7 of the Agreement will be unaffected by the change in Base Salary; Exhibit 4.10

3. accrual of entitlements under clause 8.3, 8.5, 8.6 and clause 9 of the Agreement will be unaffected by the temporary reduction in Base Salary in the Salary Reduction Period so that those entitlements: a. will accrue; and b. despite clause 10.8 of the Agreement, will be paid out should your employment be terminated under clause 10 of the Agreement during the Salary Reduction Period, as if the Original Base Salary is being paid in that period (but, to avoid doubt, you will be paid the Reduced Salary for any period of paid leave you take during the Salary Reduction Period); 4. in consideration of your agreement to the reduction in remuneration recorded in (1) above, in relation to the Salary Reduction Period, and in addition to any long term incentive for which you may be eligible, subject to shareholder approval for the purposes of the ASX Listing Rules and for other legislative purposes, the Company agrees to award you an allocation of time-based options to acquire ordinary shares in the Company under and in accordance with the Company’s Employee Share Option Plan (“Replacement Options”) with the Company’s Nomination and Remuneration Committee to put forward a recommendation on the quantum of such Replacement Options (to be determined using the Black Scholes method) for the Board to approve. The Replacement Options will have the following terms: a. the exercise price for the options is to be calculated based on the higher of the volume weighted average ordinary share price of the five ASX trading days up to the date the Board approves the grant, and the last closing price of an ordinary share on the ASX as at that date (i.e. at market price without any premium); b. the options will vest in three equal tranches, with vesting dates on the six-month, nine-month and one-year anniversary of grant date; and c. an expiry date of seven years from the grant date; 5. The Board may vary the above terms of the Replacement Options with your agreement. All options will be subject to the rules of the Company’s Employee Share Option Plan, with any additional conditions outlined in an offer letter provided to you. 6. If shareholders do not approve the grant of the Replacement Options at the 2023 Annual General Meeting, with effect from that meeting: a. the Company will revert to paying your Original Base Salary, backdated to 1 September 2023 (that is, the Company will pay you any amount that would have been paid had the pay reduction from the start of the Salary Reduction Period not been applied); and b. the Agreement shall be read as if the amendment in (1) above had not been made.

7. Immediately following the Salary Reduction Period, your Base Salary will revert to the Original Base Salary, or any other amount determined by the Company under clause 8.7 of the Agreement or otherwise agreed between you and the Company. In addition to the above amendments, and in accordance with recent legislative changes, clause 5.2(i) of the Agreement is deleted. Except as varied by this letter, all other terms and conditions of your employment as set out in the Agreement will remain unchanged. Please can you countersign and return it by email to Dina Pratt to record your agreement to the proposed changes to the Agreement set out above. Yours sincerely, [*] Andrew Chaponnel Mesoblast Limited ****************************************************************** Employee’s acknowledgement of amendment to employment contract - remuneration I refer to the letter above. I acknowledge that I have read, understood and agree to the amendment to the terms of my employment as set out in that letter. Yours sincerely [*] …………………………………………. Name: Silviu Itescu Date: September 22, 2023